U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

Appointment of Agent For Service of Process
And Undertaking

A.	Name of issuer or person filing (“Filer”):	Endeavour Silver Corp.

B.	(1) This is [check one]:

☒ an original filing for the Filer

☐ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of Registrant:	Endeavour Silver Corp.
	Form type:	Form CB
	File Number (if known)	000-85685
	Filed by:	Endeavour Silver Corp.
	Date Filed (if filed concurrently, so indidate):	October 5, 2010, concurrently with Form CB

    D.       Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at:

Suite 301-700 West Pender Street Vancouver, British Columbia Canada V6C 1G8 (604) 685-9775.

    E.        Filer designates and appoints Dorsey & Whitney LLP (“Agent”), located at Suite 4700, 370 17th Street, Denver, Colorado 80202 telephone number (303) 629-3400, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.  The Filer stipulates and agrees in connection with the use of Form CB to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB;

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.  The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB and the tender offer to which the Form CB relates.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Vancouver, British Columbia, Country of Canada this 5th day of October 2010.

Dated: October 5, 2010	ENDEAVOUR SILVER CORP. By: /s/ Dan Dickson Name: Dan Dickson Title: Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated:

Dated: October 5, 2010	Dorsey & Whitney LLP (Agent for Service) By: /s/ Kenneth Sam Name: Kenneth Sam Title: Partner